Mail Stop 3561

March 21, 2008

Michael Balmuth, CEO
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, CA 94588-3050

    **Re:**    **Ross Stores, Inc.**
            **Form 10-KSB for Fiscal Year Ended**
             **February 3, 2007**
            **Filed April 3, 2007**
            **File No. 000-14678**

Dear Mr. Balmuth:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Please contact Susann Reilly at 202-551-3236 if you have any questions.

                Sincerely,


                John Reynolds
                Assistant Director
                Office of Beverages, Apparel and
                        Health Care Services